

August 26, 2011

Via Email
Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Post-Effective Amendment No. 11 to Registration Statement on Form S-1
Filed August 2, 2011
File No. 333-147019

Dear Mr. Adarkar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comments 1 and 2 in your letter of August 2, 2011. Please provide us with your analysis regarding how you determined that either the warrants promotion or the price discount offered to the private equity investor was consistent with the stated pricing schedules included in the prospectus and therefore consistent with Item 501 of Regulation S-K and Schedule A to the Securities Act of 1933.

2.   We note your response to our prior comment 2 in your letter of August 2, 2011. The staff reminds you of your obligation to determine if the offer and sale of the warrants was made in compliance with Section 5 or within the confines of an exemption from registration under the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Staff Attorney

cc: Keir Gumbs, Esq.
          Covington & Burling LLP